May 1, 2026

James E. Besser
Chief Executive Officer
Modular Medical, Inc.
10740 Thornmint Road
San Diego, California 92127

       Re: Modular Medical, Inc.
           Registration Statement on Form S-3
           Filed April 23, 2026
           File No. 333-295255
Dear James E. Besser:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Conlon Danberg at 202-551-4466 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and Services
cc:    Lawrence Metelitsa, Esq.